SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X        Annual Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the fiscal year ended December 31, 2012

OR

Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from
     to

Commission File Number 001-35228

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXELIS INC

1650 TYSONS BOULEVARD, SUITE 1700, MCCLEAN, VA 22102

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

PagePage
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements as of December 31, 2012 and 2011, and for the year Ended December 31, 2012	4 - 17

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	18 - 45

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	46

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Exelis Salaried Investment and Savings Plan’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN

BY: /s/ William Bonk
William Bonk
Plan Administrator
Director Global Benefits, Human Resources

June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
Exelis Salaried Investment and Savings Plan
McLean, VA
We have audited the accompanying statements of net assets available for benefits of the Exelis Salaried Investment and Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic 2012 financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
McLean, VA

June 21, 2013

EXELIS SALARIED INVESTMENTS AND SAVINGS PLAN
STATEMENT OF NET ASESTS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31,
	2012	2011

Assets:
Investments:
Cash and cash equivalents	$12,458	$22,036
Equities	377,715	572,796
Mutual funds	185,733	173,956
U.S. government securities	37,164	19,904
Corporate bonds	11,905	18,395
Guaranteed investment contracts	714,748	706,959
Common collective trusts	711,778	420,235
Brokerage account	10,707	9,585
Total investments	2,062,208	1,943,866

Receivables:
Dividends	926	2,164
Interest	306	368
Unsettled security sales	552	712
Member loans	21,293	21,307
Employer contributions	629	48
Member contributions	1,870	151
Total receivables	25,576	24,750

Total assets	2,087,784	1,968,616

Liabilities:
Accrued investment management expense	835	977
Accrued administrative expense	170	165
Unsettled security purchases	381	433
Total liabilities	1,386	1,575

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,086,398	1,967,041

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(44,477)	(35,810)

NET ASSETS AVAILABLE FOR BENEFITS	$2,041,921	$1,931,231

See Notes to Financial Statements

EXELIS SALARIED INVESTMENTS AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	Year ended
	December 31, 2012

Investment activity:
Net increase in fair value of investments	155,774
Dividends	14,885
Interest	20,756

Total investment activities		191,415

Interest earned on member loans		820

Contributions:
Members	84,520
Employer	32,631

Total contributions		117,151

Rollovers:
Asset rollovers		5,877

DEDUCTIONS:
Withdrawals and distributions	(217,974)
Investment management and administrative expenses	(5,572)

Total deductions		(223,546)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS		91,717

Transfer from ITT Research Systems, Inc Employee Savings Plan		18,973

INCREASE IN NET ASSETS		110,690

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year		1,931,231

End of year		2,041,921

See Notes to Financial Statements

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012
($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the Exelis Salaried Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Eligible employees, referred to herein as Members (“Members”), should refer to the Plan document for more complete information about the Plan.

On October 31, 2011, ITT Corporation (“ITT”) completed the spin-off (the “Spin-off”) of Exelis Inc. (the “Company” or the “Plan Sponsor”) and Xylem Inc., formerly ITT’s Defense & Information Solutions and Fluid Technology segments respectively. Prior to October 31, 2011, ITT sponsored the Plan. The sponsorship of the Plan was transferred from ITT to the Company at Spin-off and the Company became the new sponsor of the Plan. The ITT Salaried Investment and Savings Plan was renamed to the Exelis Salaried Investment and Savings Plan. All assets related to ITT and Xylem Inc. active employees in the Plan were transferred out of the Plan to the ITT and Xylem plans on December 14, 2011.

During 2012 assets of ITT Research Systems Inc. were transferred into the Plan (See Note 10).

General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of the Company. Employees are eligible to join the Plan on the first day of employment, subject to administrative processes An employee whose employment with the Company is on a temporary or less than full-time and who is not a Non-US Citizen Employee shall be eligible to become a Member on the day following the date he or she completes 1,000 hours worked in a twelve-consecutive-month period of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee contributions—A Member may generally elect to contribute 1% to 70% of base salary. A Member may designate their contributions as either Before-Tax Contributions, After-Tax Contributions, or any combination of the two. A Member who is considered a Highly Compensated Employee (“HCE”) under the Plan may elect Plan contributions up to a maximum of 70% of eligible salary on a Before-Tax Contributions, 12% of eligible salary on an After-Tax Contributions, or any combination of the two. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (”IRC”). All salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2012 and who have not elected a contribution rate, shall be deemed to have elected a 6% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.

Company contributions—Effective January 1, 2012, the Exelis Compensation and Personnel Committee adopted and implemented modifications to the Plan (“Enhanced ISP”) and the Exelis Salaried Retirement Plan (“SRP”). All eligible U.S. employees as of September 30, 2011 had a one-time opportunity to choose participation in the Enhanced ISP or the SRP. Under Exelis’ Enhanced ISP, the company floor contribution was replaced by a new age-based base contribution, which is as follows:

•	2% of eligible pay if an employee is less than 35 years of age;

•	3% of eligible pay if an employee is at least 35 years of age but less than 45 years of age; and

•	4% of eligible pay if an employee is 45 years of age or older.

For those employees who elected the enhanced ISP alternative, Exelis continues to credit the employee’s ISP account each pay period throughout the year with the base contribution regardless of whether an employee contributes to the Enhanced ISP. In addition, an employee receives a dollar-for-dollar match (100%) of the first 1% of eligible pay contributed and 50% match on the next 5% of eligible pay contributed. An employee is vested immediately in all contributions under the Enhanced ISP. As of the effective date, contributions to the ISP will increase automatically to 6% of eligible pay if an employee is contributing less than 6% as of the effective date or not contributing at all. Employees who chose the SRP will not receive any employer matching or base contributions, but may continue to contribute their own money in the Enhanced ISP. The definition of eligible pay for the Enhanced ISP has been expanded to include bonus and other pay.

All Salaried US employees hired after October 1, 2011 are automatically enrolled in the ISP as soon as administratively possible at an auto enrollment rate of 6% on a before tax basis.

Any contributions (employee and/or Company) directed by Members into the Exelis Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the Exelis Stock Fund or paid to them in cash on a quarterly basis.

At Spin-off, each Member who was invested in the ITT Stock Fund received one share each of Exelis and Xylem stock funds for each share held in the ITT stock fund. Members were not permitted to transfer or invest new monies into the ITT and/or Xylem (non-employer) stock funds. Following Spin-off, Members are able to allocate funds out of the non-employer stock funds and into any other funds. The ITT and Xylem stock funds were eliminated from the Plan as of December 31, 2012.

Investment Direction— Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s investment options, with the exception of the ITT and Xylem stock funds, as noted above. In addition, Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis, limited however to a maximum of four fund reallocations or transfers in any calendar month A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.
The Plan limits the amount that may be held in the Exelis Stock Fund to 20% of a Member’s total account balance. Members who hold 20% or more of their total account balance in the Exelis Stock Fund at the end of any calendar quarter will not be permitted to designate any future contributions (employee and Company) to the Exelis Stock Fund or transfer balances into that Fund, for the following calendar quarter. Members who hold less than 20% of their total account balance in the Exelis Stock Fund may designate up to 20% of their future contributions (employee and Company) to the Exelis Stock Fund, and may transfer balances into that Fund, provided that the balance in the Exelis Stock Fund does not exceed 20% of the Member’s total account balance after the transfer.

The Plan also limits the amount that may be held in the Schwab Personal Choice Retirement Account (“PCRA”), brokerage account, to 20% of a Member’s total account balance.

Member Accounts—Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Allocations of these fees and expenses are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. Members can initiate transactions by using the Plan’s website or by speaking to a Plan representative at the Exelis Benefits Center (“Benefits Center”). A deferred Member is a Member who has terminated employment with the Company and has (i) elected to defer their account in the Plan, or (ii) not made any election prior to termination and, therefore, their account was automatically deferred in the Plan. A deferred Member is also the beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.

Vesting—Members are immediately vested in their contributions as well as the Company match and base contributions plus actual earnings thereon. Deferred Members who were terminated prior to December 31, 2011 continued to be subject to the 5 year vesting rule in effect prior to January 1, 2012 in their interest in the matching Company contributions.

Forfeited Accounts—At December 31, 2012 and 2011, forfeited non-vested accounts totaled $751 and $1,316, respectively. During the year ended December 31, 2012, forfeitures of $751 were used to reduce Company contributions to the Plan.

Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, as published in the Wall Street Journal on the first business day of the month in which the loan is originated, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Member loans at December 31, 2012 and 2011 were $21,293 and $21,307, respectively. The loans are secured by the balance in the Member’s account. The loan amount is reduced by fifty dollars to cover the Plan’s loan origination fee.

A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Benefits Center. However, no new loans can be requested after termination of employment.

Payment of Benefits—On termination of employment (including death, disability, or retirement), a Member or their surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in their account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or their surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep their account balance in the Plan until the year in which the Member reaches/would have reached age 70 ½. During the calendar year in which the Member attains age 70 1/2, distribution from the Plan will commence in accordance with Section 401 (a) (9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death. A non-spouse beneficiary who elects payment in the form of a lump sum, may elect that the payment be made as a rollover to a “special” IRA in accordance with the provisions of Section 402 (c)(11) of the IRC.

Direct Rollover of Certain Distributions – If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of their account. The distribution can be in the form of a rollover as follows:

(1)	Elective Rollover – A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover –

(A)
If a Member’s account balance is greater than one thousand dollars but less than five thousand and one dollars and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B) If a Member’s account balance is one thousand dollars or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, corporate bonds and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are measured at fair value except for its benefit-responsive investment contracts which are stated at fair value and then adjusted to contract value (Note 7). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). A more detailed description of the individual types of investments can be found in Note 3.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses—The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2012, the Plan accrued .10% of trust assets. These expenses are limited to services provided by third party vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the Exelis Stock Funds and the Schwab Personal Choice Retirement Account. In 2012 these investment management fees totaled $3,047 and are reflected as a component of Investment Management and Administrative expense on the Statement of Changes in Net Assets Available For Benefits.

Payment of Benefits—Benefit payments to Members are recorded upon distribution. Account balance for Members who have submitted requests to withdraw from the Plan but have not yet been paid were $782 and $212 at December 31, 2012 and 2011, respectively.

Member Loans –Member loans are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make repayment of amounts due for three consecutive months, the loan is considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to Termination of Employment subject to the withdrawal provisions outlined in the Plan document.

New Accounting Standards — The accounting standard initially adopted in 2012 is described below.
ASU No. 2011-04 —  In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption in 2012 did not materially affect the Plan’s financial statements

3.FAIR VALUE MEASUREMENTS

The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.

•	Cash equivalents and mutual funds –Fair value is measured at net asset value (”NAV”). Investments in cash equivalents and mutual funds are classified in Level 1 of the fair value hierarchy.

•
Equities – Common and preferred stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. Exelis Stock Fund invests primarily in Exelis Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol (“XLS”) and is valued at its NAV. The NAV of the Exelis Stock Fund is computed based on the closing price of Exelis common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the Exelis Stock Fund, divided by the number of units outstanding. The money market portion of the Exelis Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. As all equity securities held by the Plan are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•
U.S. government securities and corporate bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g., discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. Investments in fixed income securities are classified in Level 2 of the fair value hierarchy.

•
Guaranteed investment contracts - The Stable Value Fund includes traditional and synthetic guaranteed investment contracts (“GICs”). For a traditional GIC, the issuer of the GIC takes a deposit from the Plan and purchases investments that are held in the issuer’s general accounts. In return, the issuer of the GIC agrees to repay the principal plus a specified interest amount, provided the terms and conditions of the GIC have been satisfied. The fair value of a traditional GIC is generally estimated by discounting the related cash flows based on current market yields of similar instruments with comparable durations. In a synthetic GIC structure, there are two components, an underlying portfolio of investments and a wrapper contract. The underlying investments remain owned by the Plan and are measured at fair value based on the nature of the individual security. The fair value of a wrapper contract is estimated using a discounted replacement cost approach which incorporates the difference between current market fee for a similar wrapper contract (See Note 7) and the wrap fee currently charged. Traditional GICs are classified in Level 2 of the fair value hierarchy. Investments held underlying a synthetic GIC are classified in the fair value hierarchy based on the nature of the underlying security, which is Level 2, and the wrapper contracts are classified in Level 2.

•
Common collective trust (“CCTs”) - Common Collective Trusts are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities, the mix of which varies by fund, and report NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient described below. CCTs are classified in Level 2 of the fair value hierarchy.

•
Brokerage Account - Investments (i.e. equities and mutual funds, including money market mutual funds) held in the PCRA Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.

In measuring Plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.

In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011, respectively.

Fair Value Measurement at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$12,458			$12,458

Equities:
Exelis Inc. stock	77,777			77,777
Domestic equities	278,860			278,860
International equities	21,078			21,078
Total equities	377,715			377,715

Mutual funds
American New Perspective Fund	92,638			92,638
Dodge and Cox International	16,142			16,142
Eaton Vance Large-Cap Value Fund	60,128			60,128
JP Morgan US Large Cap Core Plus	15,943			15,943
iShares Russell 2000 Value Index	882			882
Total mutual funds	185,733			185,733

U.S. government securities		$37,164		37,164
Corporate bonds		11,905		11,905
Guaranteed investment contracts	3,711	711,037		714,748
Common collective trusts (1)		711,778		711,778
Brokerage (2)	10,707			10,707
Total	$590,324	$1,471,884	$—	$2,062,208

(1) See Page 12 for break out of Common Collective Trusts
(2) Includes $1,867 cash and cash equivalents; $2,503 mutual funds and $6,337 in equities.

Fair Value Measurement at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$22,036			$22,036

Equities:
Exelis Inc. stock	60,744			60,744
ITT Corporation stock	63,367			63,367
Xylem Inc. stock	170,056			170,056
Domestic equities	251,284			251,284
International equities	27,345			27,345
Total equities	572,796			572,796

Mutual funds
American New Perspective Fund	109,712			109,712
Eaton Vance Large-Cap Value Fund	53,890			53,890
JP Morgan US Large Cap Core Plus	9,768			9,768
iShares Russell 2000 Value Index	586			586
Total mutual funds	173,956			173,956

U.S. government securities		$19,904		19,904
Corporate bonds		18,395		18,395
Guaranteed investment contracts	20,393	686,083	$483	706,959
Common collective trusts (1)		420,235		420,235
Brokerage (2)	9,585			9,585
Participant directed investments	$798,766	$1,144,617	$483	$1,943,866

(1) See Page 12 for break out of Common Collective Trusts
(2) Includes $2,029 cash and cash equivalents; $2,041 mutual funds and $5,515 in equities.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Guaranteed Investment Contracts
Balance - January 1, 2011	$1,552
Unrealized loss	(1,069)
Balance - December 31, 2011	$483
Transfer in (out)	(483)
Balance - December 31, 2012	$—

The Plan reports transfers within the fair value hierarchy as of the beginning of the reporting period. The fair value of the wrapper contracts were re-categorized as Level 2 assets as the wrappers are calculated at the net unit value multiplied by the number of units held at the measurement date.

There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. The following table sets forth a summary of the Plan’s investments in CCTs reported at fair value using net asset value per share at December 31, 2012 and 2011:

		2012	2011
(a)	JPMCB Smartretirement Income Fund	$62,713	$26,861
(b)	JPMCB Target Retirement Date Funds	308,344	179,242
(c)	JPMCB Smartindex Fund	105,690	100,628
(d)	INTECH Institutional Large Cap Growth Fund	37,040	30,213
(e)	State Street Global Advisors International Alpha Select SL Series	—	9,830
(f)	JPMCB Core Bond Fund	84,709	73,461
(g)	BlackRock Equity Index NL Fund F	11,200	—
(h)	BlackRock US TIPS NL Fund F	10,114	—
(i)	BlackRock US Debt Index NL Fund F	41,205	—
(j)	BlackRock ACWI EX-US NL Fund F	42,200	—
(k)	BlackRock Russell 2000 Index NL Fund F	8,563	—
	Total Common Collective Trusts	$711,778	$420,235

(l)	Pyramid Short Managed Maturing Fund	$92,597	$69,930
(l)	Pyramid Intermediate Managed Maturing Fund	87,820	104,974
(l)	Pyramid Intermediate Fixed Income Fund	371,084	353,903

(a)
The fund is designed to provide exposure to a variety of asset classes through investments in underlying funds with a emphasis on fixed income funds over equity funds and other funds. The fund seeks current income and some capital appreciation. The Company must provide 180 days advance notice to terminate the fund.

(b)
Target retirement date funds seek total return with a shift to investments focused on generating current income from assets targeting capital appreciation over time as the fund approaches and passes the target retirement date. These funds generally reach their most conservative target allocations close to the target retirement date. The Company must provide 180 days advance notice to terminate the fund.

(c)
Seeks to provide a modestly better than index-like return with low tracking error from a widely diversified portfolio of selected stocks issued primarily by large and medium-sized U.S. companies. The Company must provide 180 days advance notice to terminate the fund.

(d)
The fund employs mathematical and statistical techniques to develop portfolios, which, over time, have the potential to outperform their benchmarks, with low volatility. Subject to SEI Trust Company’s discretion, the Company is required to submit written notification of a sponsor-directed full or partial redemption five business days in advance of the desired withdrawal date.

(e)
The SSgA Active International Stock Selection Fund (the "Fund") seeks to provide a total investment return in excess of the performance of the MSCI EAFE® Index (the "Index") over the long term. The Company must provide 30 days advance notice to terminate the management of the fund. Effective June 29, 2012, the co-managers of the International Equity fund, Global Currents Investment Management and State Street Global Advisors were replaced with Dodge & Cox.

(f)
The fund seeks to provide consistent excess returns over broad market indices with risk similar to its benchmark, Barclays Capital U.S. Aggregate Index, over a three-to-five year horizon. The Company must provide 180 days advance notice to terminate the fund.

(g)
The fund seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index. The S&P 500® Index, considered a large-capitalization benchmark, is comprised of a sample of leading US companies in leading industries, and accounts for more than 75% of the market value of all publicly traded stocks in the US.

(h)
The fund seeks to match the performance of the Barclays US TIPS Index by investing in some or all of the bonds that make up the index. Unlike conventional bonds the principal and interest payments from TIPS are regularly adjusted to reflect changes in inflation, as measured by the Consumer Price Index for Urban Consumers.

(i)
The fund seeks to match the performance of the Barclays Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index. The index is the broadest measure of the US investment-grade bond market and is comprised of US Treasury and federal agency bonds, corporate bonds, residential commercial mortgage-backed securities asset-backed securities.

(j)
The fund seeks to match the performance of the MSCI ACWI ex-US Index by investing in stocks that make up the index. The Morgan Stanley Capital International (MSCI) ACWI ex-US Index is comprised of foreign stocks representing in 22 developed markets and 22 emerging markets. The Index represents approximately 60% of the world’s total market capitalization.

(k)
The fund seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of the stocks that make up the index. The Index is comprised of the 2000 smallest companies in the Russell 3000® Index and represents approximately 8% of the total market capitalization of the Russell 3000® Index.

(l)
These funds are part of the Stable Value Fund. The Stable Value Fund seeks to preserve principal value and provide a relatively stable rate of return comparable to intermediate fixed-income yields over two to five years. Participating trusts can redeem daily upon written notice to the Trustee of the funds. However, the Trustee, in its absolute discretion, may delay payment in a manner to avoid an adverse impact on the Fund. The Company must provide 30 to 365 days depending on the market value of the fund at the time of termination.

4. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
Xylem Inc Common Stock, 6,619,560 shares
at fair value	**	$170,056

Pyramid Intermediate Fixed Income Fund*	$371,084	$353,903

American New Perspective Fund (Global Equity Fund),	**	$109,712
4,193,882 shares at fair value

JPMCB Smart Index Fund, 3,134,327 and 3,517,225 shares,	$105,690	$100,628
respectively, at fair value

Pyramid Intermediate Managed Maturing Fund*	**	$104,974
*    These investment contracts are part of the Stable Value fund investment option

**	These investments did not represent 5% or more of the Plan net assets available for benefits in the respective years.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $155,774, as follows:

Equities:
Exelis Inc. stock	$15,478
Domestic equities	36,867
International equities	3,372
Total equities	55,717

Mutual funds
American New Perspective Fund	19,054
Eaton Vance Large-Cap Value Fund	7,443
JP Morgan US Large Cap Core Plus	1,839
iShares Russell 2000 Value Index	100
Dodge & Cox International Fund	2,129
Total mutual funds	30,565

U.S. government securities	103
Corporate bonds	500
Common collective trusts	68,362
Brokerage	561
Other	(34)
Net increase in fair value of investments	$155,774

5. PLAN TRUSTEE

Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $481 for the year ended December 31, 2012.

6. FEDERAL INCOME TAX STATUS

The IRS determined and informed ITT Corporation by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter and it was further amended and restated in 2010 and an application for a determination letter was timely filed on January 31, 2011, under filing Cycle E.  The Plan was again amended as of October 31, 2011, to reflect its transfer to the Company in connection with the spin-off and again as of January 1, 2012, to make certain changes in the benefit structure and for other updates. The Plan administrator believes such changes will not affect the qualification of the Plan under the IRC and it intends to request a determination letter for the Plan during the next IRS filing cycle.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is not subject to income tax examinations for years prior to 2011 because of the Spin-off. The Company became the Plan’s sponsor effective October 31, 2011. ITT Corporation, the prior sponsor of the plan, may be subject to income tax examinations for years prior to 2011. The Company and ITT entered into a Tax Matters Agreement, which generally provides that ITT shall indemnify Exelis for consolidated income taxes relating to any pre Spin-off period up to a certain amount.

7. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS

The Plan provides a separately managed stable value investment option to Members that includes synthetic GICs that simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held by the trust and owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Bank of America, N.A., JP Morgan Chase Bank, Natixis Financial Products LLC. and Monumental Life Insurance Co. The contracts provide that the Members typically execute plan transactions at contract value, although some exceptions apply. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not normally reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between contract value of the wrapper and the market value of the assets associated with the wrap contract.

Certain events outside the normal operation of the Plan may limit the ability of the Member or Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value, which may result in a loss to Members invested in the Fund. These events include, but are not limited to: (i) changes or amendments to the Plan’s operation or administration, investment options or strategy, investment managers, or rules governing the plan’s contributions, transfers, or withdrawals, (ii) changes in the tax code or law or regulations, (iii) an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, (iv) certain communications from the plan sponsor, (v) the addition of an advice provider, automatic rebalancing program, or managed account program. Plan management believes that the occurrence of events that may limit the ability of the Members or Plan to transact at less than contract value is not probable.

The following investments are the underlying categories in the guaranteed investment contracts as of December 31, 2012 and 2011:

	2012	2011

Cash and cash equivalents	$3,711	$20,393
U.S. government securities	90,261	102,765
Corporate bonds	45,818	31,823
Investment contracts	1,897	2,952
Common collective trusts	551,501	528,807
Other	21,560	20,219
Total	$714,748	$706,959

The interest rates are reset quarterly based on current yield and duration of the associated fixed income investments and the difference between the contract value of the wrapper and the market value of assets associated with the wrap contract. The benefit-responsive contracts contain a provision that prevents the credited rate from resetting below zero.

Average yields:                              2012 2011
Based on year-end average yield of investment (1)      1.41% 2.00%
Based on average yield credited to Members (2) 2.89% 3.24%

(1)	Computed by the market value of the fund’s holdings times their respective yields, divided by the sum of the holdings as of the stated reporting date.

(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.

The Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as providing an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 6,901,204 and 6,712,074 shares outstanding of the Company with a cost basis of $41,978 and 37,884, respectively. During the year ended December 31, 2012, the Plan recorded related dividend income of $2,780 and net appreciation of $15,478 related to these investments.

Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.

At December 31, 2012 and 2011, the Plan maintained Wells Fargo Bank, NA short-term investments of $22,717 and $51,113, respectively. In addition, at December 31, 2012 and 2011, the Plan held 79,023 and 89,811 shares outstanding of Wells Fargo common stock, with cost basis of $2,148 and $2,406, respectively. During the year ended December 31, 2012, the Plan recorded related dividend income of $72 and net appreciation of $553

Fees paid by the Plan for the investment management fees were $3,047 for the year-ended December 31, 2012.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

10. ASSET TRANSFERS/ROLLOVERS

Assets of $18,973 from ITT Research Systems, Inc. Employees’ Savings Plan were transferred into the Plan in 2012. Assets of $5,877 were rolled over into the Plan from various Members.

11. SUBSEQUENT EVENTS

For the year ended December 31, 2012, subsequent events were evaluated through June 21, 2013, the date the financial statements were available to be issued.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2012 and 2011, and the increase (decrease) in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2012, is as follows:

	As of December 31,
	2012	2011

Net assets available for benefits per the financial statements	$2,041,921	$1,931,231
Amounts allocated to withdrawing Members	(782)	(212)
Adjustment from fair value to contract value for fully benefit
responsive investment contracts	44,477	35,810
Net assets available for benefits per the Form 5500	$2,085,616	$1,966,829

		Year Ended
		December 31, 2012
Increase in net assets per financial statements		$110,690
Adjustment from fair value to contract value for fully benefit
responsive investment contracts		8,667
Add: Amounts allocated to withdrawing Members at December 31, 2011		212
Less: Amounts allocated to withdrawing Members at December 31, 2012		(782)
Net gain per Form 5500		$118,787

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:
		Year Ended
		December 31, 2012

Withdrawals and distributions per the financial statements		$217,974
Add: Amounts allocated to withdrawing Members at December 31, 2012		782
Less: Amounts allocated to withdrawing Members at December 31, 2011		(212)
Less: Amounts deemed distributed for tax purposes in 2012		(1,492)
Withdrawals and distributions per the Form 5500		$217,052

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	JP MORGAN LIQUIDITY FUND	Money Market	**	951,067
	US TREASURY BILL DTD 04/05/12 04/04/2013	US Government Security, Maturity - 4/4/2013	**	4,487,636
	US TREASURY BILL DTD 05/31/12 05/30/2013	US Government Security, Maturity - 5/30/2013	**	335,778
	US TREASURY BILL DTD 06/28/12 06/27/2013	US Government Security, Maturity - 6/27/2013	**	2,779,320
*	WELLS FARGO ADVANTAGE GOVERNMENT MONEY MARKET FUND	Money Market	**	9,904,194
*	WELLS FARGO SHORT-TERM INVESTMENT FUND N	Investment Fund	**	11,507,236
	U S TREASURY BONDS DTD 02/15/89 8.8750 02/15/2019	US Government Security, Par - 2,608,000 Maturity 2/15/2019, Interest 8.875%	**	3,844,763
	US TREAS INFL INDEX NOTE DTD 01/18/05 1.625 01/15/2015	US Government Security, Par - 2,966,351.250 Maturity 1/15/2015, Interest 1.65%	**	3,151,517
	US TREASURY NOTE DTD 08/01/11 0.375 07/31/2013	US Government Security, Par - 2,575,000 Maturity 7/31/2013, Interest 0.375%	**	2,578,620
	US TREASURY NOTE DTD 01/17/12 0.250 01/15/2015	US Government Security, Par - 2,155,000 Maturity 1/15/2015, Interest 0.25%	**	2,154,328
	US TREASURY NOTE DTD 07/31/12 0.500 07/31/2017	US Government Security, Par - 5,565,000 Maturity 7/31/2017, Interest 0.50%	**	5,531,521
	US TREASURY NOTE DTD 08/31/11 1.500 08/31/2018	US Government Security, Par - 658,000 Maturity 8/31/2018, Interest 1.50%	**	681,287
	US TREASURY NOTE DTD 11/15/11 2.000 11/15/2021	US Government Security, Par - 3,130,000 Maturity 11/15/2021, Interest 2.0%	**	3,248,599
	US TREASURY NOTE DTD 08/15/12 1.625 08/15/2022	US Government Security, Par - 6,000,000 Maturity 8/15/2022, Interest 1.625%	**	5,960,628
	US TREASURY NOTE DTD 11/15/12 1.625 11/15/2022	US Government Security, Par - 2,437,000 Maturity 11/15/2022, Interest 1.625%	**	2,410,344
	AMGEN INC DTD 11/10/11 3.875 11/15/2021	Corporate Bond, Par - 2,445,000, Maturity 11/15/2021, Interest 3.875%	**	2,685,060
	COMCAST CORP DTD 08/23/2007 6.300 11/15/2017	Corporate Bond, Par - 1,918,000, Maturity 11/15/2017, Interest 6.3%	**	2,352,935
	EOG RESOURCES INC DTD 09/10/2007 5.875 09/15/2017	Corporate Bond, Par - 1,898,000, Maturity 9/15/2017, Interest 5.875%	**	2,295,895
	TIME WARNER INC DTD 11/13/06 5.875 11/15/2016	Corporate Bond, Par - 2,039,000, Maturity 11/15/2016, Interest 5.875%	**	2,387,447
	WAL-MART STORES INC DTD 08/24/2007 5.800 02/15/2018	Corporate Bond, Par - 1,783,000, Maturity 2/15/2018, Interest 5.8%	**	2,184,257
	UNITED TECH CORP 7.500% PFD CONV UNTIL 08/01/2015	Preferred Stock	**	483,674
	3M CO COM	Common Stock	**	796,653
	ABBOTT LABS	Common Stock	**	997,565
	ABBVIE INC	Common Stock	**	58,072
	ACCENTURE PLC	Common Stock	**	1,144,997
	ACCOR SA	Common Stock	**	1,219,297
	ACI WORLDWIDE INC	Common Stock	**	1,072,589
	ACTIVISION BLIZZARD INC	Common Stock	**	790,457
	ADT CORP/THE	Common Stock	**	79,033

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	ADTRAN INC	Common Stock	**	1,472,827
	ADVENT SOFTWARE INC COM	Common Stock	**	245,870
	AES CORP	Common Stock	**	516,810
	AGILENT TECHNOLOGIES INC	Common Stock	**	176,042
	AIR PRODS & CHEMS INC COM	Common Stock	**	134,432
	AKAMAI TECHNOLOGIES	Common Stock	**	122,730
	AKORN INC COM	Common Stock	**	337,848
	ALEXION PHARMACEUTICALS INC	Common Stock	**	675,901
	ALIGN TECHNOLOGY INC	Common Stock	**	1,727,437
	ALLEGIANT TRAVEL CO	Common Stock	**	858,163
	ALLERGAN INC	Common Stock	**	247,671
	ALLSTATE CORP	Common Stock	**	574,431
	ALTRIA GROUP INC COM	Common Stock	**	377,040
	AMARIN CORPORATION PLC	Common Stock	**	545,970
	AMAZON COM INC COM	Common Stock	**	1,004,560
	AMERICAN ELECTRIC POWER INC	Common Stock	**	226,204
	AMERICAN EXPRESS CO	Common Stock	**	396,612
	AMERICAN RAILCAR IND RR	Common Stock	**	227,028
	AMERICAN STATES WATER COMPANY COM	Common Stock	**	577,007
	AMERICAN TOWER CORP	Common Stock	**	556,344
	AMERIPRISE FINL INC	Common Stock	**	275,572
	AMERISOURCEBERGEN CORP COM	Common Stock	**	133,858
	AMGEN INC	Common Stock	**	573,165
	ANADARKO PETROLEUM CORP	Common Stock	**	393,843
	ANGIE'S LIST INC	Common Stock	**	267,977
	APACHE CORP	Common Stock	**	478,850
	APPLE INC	Common Stock	**	6,669,804
	APPLIED INDL TECHNOLOGIES INC COM	Common Stock	**	290,457
	APPLIED MATERIALS INC	Common Stock	**	231,088

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	ARCHER DANIELS MIDLAND CO	Common Stock	**	243,771
	ARUBA NETWORKS INC	Common Stock	**	672,300
	AT & T INC	Common Stock	**	2,716,689
	ATHENAHEALTH INC	Common Stock	**	949,341
	ATMEL CORP	Common Stock	**	138,205
	AUTODESK INC	Common Stock	**	424,200
	AUTOMATIC DATA PROCESSING INC	Common Stock	**	318,686
	AUTOZONE INC	Common Stock	**	283,544
	AVAGO TECHNOLOGIES LTD	Common Stock	**	359,183
	AVALONBAY CMNTYS INC COM	Common Stock	**	149,149
	AVON PRODS INC	Common Stock	**	197,163
	BAKER HUGHES INC COM	Common Stock	**	75,227
	BALL CORP	Common Stock	**	125,300
	BANK OF AMERICA CORP	Common Stock	**	1,312,853
	BANNER CORP	Common Stock	**	673,940
	BARD C R INC	Common Stock	**	107,514
	BAXTER INTL INC	Common Stock	**	385,295
	BERKSHIRE HATHAWAY INC.	Common Stock	**	547,170
	BIOGEN IDEC INC	Common Stock	**	1,114,692
	BOEING CO	Common Stock	**	2,316,265
	BOSTON PROPERTIES INC COM	Common Stock	**	74,067
	BRINKS CO	Common Stock	**	671,625
	BROADCOM CORPORATION COM	Common Stock	**	1,508,033
	BROADSOFT INC	Common Stock	**	381,465
	BUNGE LIMITED	Common Stock	**	1,836,513
	C H ROBINSON WORLDWIDE INC COM NEW	Common Stock	**	94,830
	CABOT MICROELECTRONICS CORP	Common Stock	**	473,810
	CABOT OIL & GAS CORP CL A	Common Stock	**	420,850
	CADENCE DESIGN SYSTEMS INC	Common Stock	**	1,498,070

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	CALPINE CORP/NEW	Common Stock	**	2,049,578
	CAMERON INTL CORP	Common Stock	**	2,403,841
	CANADIAN PAC RY LTD COM	Common Stock	**	331,078
	CAPITAL ONE FINANCIAL CORP	Common Stock	**	1,739,870
	CARMAX INC COM	Common Stock	**	589,378
	CARNIVAL CORP	Common Stock	**	422,855
	CATERPILLAR INC	Common Stock	**	547,513
	CELANESE CORP	Common Stock	**	204,838
	CELGENE CORP COM	Common Stock	**	225,926
	CENTERPOINT ENERGY INC COM	Common Stock	**	242,550
	CHART INDUSTRIES INC	Common Stock	**	696,702
	CHECK POINT SOFTWARE TECH COM	Common Stock	**	157,212
	CHEVRON CORP	Common Stock	**	1,760,519
	CHILDRENS PL RETAIL STORES INC COM	Common Stock	**	323,051
	CHIPOTLE MEXICAN GRILL INC CL A	Common Stock	**	208,222
	CHUBB CORP	Common Stock	**	384,132
	CIMAREX ENERGY CO	Common Stock	**	80,822
	CINTAS CORP	Common Stock	**	49,080
	CISCO SYSTEMS INC	Common Stock	**	703,274
	CITIGROUP, INC.	Common Stock	**	528,126
	CME GROUP INCE	Common Stock	**	238,337
	CMS ENERGY CORP	Common Stock	**	99,958
	COBALT INTERNATIONAL ENERGY IN	Common Stock	**	1,087,394
	COCA COLA CO	Common Stock	**	2,131,572
	COCA-COLA ENTERPRISES INC.	Common Stock	**	323,646
	COINSTAR INC COM	Common Stock	**	462,837
	COLGATE PALMOLIVE CO	Common Stock	**	350,209
	COLUMBIA BANKING SYSTEM INC	Common Stock	**	641,337
	COMCAST CORP CLASS A	Common Stock	**	1,155,640

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	COMCAST CORP-SPECIAL CL A	Common Stock	**	1,684,869
	COMSTOCK RES INC COM	Common Stock	**	336,098
	CONOCOPHILLIPS	Common Stock	**	220,362
	CONSOL ENERGY INC COM	Common Stock	**	1,664,032
	CORNERSTONE ONDEMAND INC	Common Stock	**	684,801
	CORPORATE EXECUTIVE BOARD CO	Common Stock	**	1,426,173
	COSTAR GROUP, INC	Common Stock	**	1,003,178
	COVIDIEN PLC	Common Stock	**	269,357
	CROWN CASTLE INTL CORP	Common Stock	**	310,288
	CSX CORP	Common Stock	**	209,138
	CUMMINS INC.	Common Stock	**	933,977
	CVS/CAREMARK CORPORATION	Common Stock	**	1,726,143
	DANAHER CORP	Common Stock	**	822,848
	DEALERTRACK TECHNOLOGY	Common Stock	**	1,085,616
	DECKERS OUTDOOR CORP	Common Stock	**	453,038
	DEERE & CO	Common Stock	**	693,088
	DELL INC	Common Stock	**	710,822
	DELPHI AUTOMOTIVE PLC	Common Stock	**	221,850
	DELTA AIR LINES INC	Common Stock	**	1,014,386
	DENDREON CORP	Common Stock	**	47,520
	DENTSPLY INTL INC COM	Common Stock	**	308,958
	DEVON ENERGY CORPORATION	Common Stock	**	206,078
	DICE HOLDINGS INC	Common Stock	**	433,296
	DISCOVER FINANCIAL SERVICES	Common Stock	**	1,236,414
	DISCOVERY COMMUNICATIONS INC	Common Stock	**	163,800
	DOLLAR GENERAL CORP	Common Stock	**	39,681
	DOLLAR TREE INC	Common Stock	**	166,296
	DOMINION RES INC VA	Common Stock	**	108,780
	DOVER CORP COM	Common Stock	**	646,455

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	DOW CHEMICAL CO	Common Stock	**	146,733
	DR PEPPER SNAPPLE GROUP INC	Common Stock	**	229,736
	DTS INC	Common Stock	**	222,945
	DUPONT FABROS TECHNOLOGY INC	Common Stock	**	315,095
	E M C CORP MASS	Common Stock	**	1,734,188
	EBAY INC	Common Stock	**	1,432,284
	ECHOSTAR CORPORATION	Common Stock	**	301,341
	ECOLAB INC	Common Stock	**	582,390
	EDWARDS LIFESCIENCES CORP	Common Stock	**	207,391
	EL PASO ELEC CO COM	Common Stock	**	246,728
	ELI LILLY & CO COM	Common Stock	**	379,764
	ELIZABETH ARDEN INC	Common Stock	**	631,130
	EMCOR GROUP INC COM	Common Stock	**	913,912
	EMERSON ELECTRIC CO	Common Stock	**	217,136
	ENERGIZER HOLDINGS INC	Common Stock	**	199,950
	ENSCO PLC	Common Stock	**	900,641
	ENTERGY CORP NEW COM	Common Stock	**	408,000
	EOG RESOURCES, INC	Common Stock	**	1,096,411
	EQT CORPORATION	Common Stock	**	117,960
	ESTEE LAUDER COMPANIES INC	Common Stock	**	412,495
	EVERCORE PARTNERS INC	Common Stock	**	1,140,971
	EXELON CORPORATION	Common Stock	**	205,206
*	EXELIS INC	Common Stock	**	77,776,569
	EXPEDITORS INTL WASH INC	Common Stock	**	67,235
	EXPONENT INC COM	Common Stock	**	430,393
	EXPRESS SCRIPTS HOLDING COMPANY	Common Stock	**	2,161,782
	EXXON MOBIL CORPORATION	Common Stock	**	3,517,392
	FACEBOOK INC	Common Stock	**	402,299
	FASTENAL CO	Common Stock	**	130,732

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FEDEX CORPORATION	Common Stock	**	893,445
	FINANCIAL ENGINES INC	Common Stock	**	714,563
	FIRSTENERGY CORP COM	Common Stock	**	232,561
	FIRSTSERVICE CORP	Common Stock	**	510,093
	FMC TECHNOLOGIES INC	Common Stock	**	218,433
	FOSSIL INC COM	Common Stock	**	176,890
	FRANKLIN RESOURCES INC	Common Stock	**	276,540
	FREEPORT-MCMORAN COPPER & GOLD INC COMMON STOCK	Common Stock	**	256,500
	FRESH MARKET INC/THE	Common Stock	**	1,006,283
	GAMESTOP CORP NEW CL A	Common Stock	**	997,980
	GENERAL ELECTRIC CO	Common Stock	**	2,173,745
	GENERAL GROWTH PROPERTIES, INC.	Common Stock	**	99,250
	GENERAL MILLS INC	Common Stock	**	497,043
	GENERAL MOTORS CO	Common Stock	**	340,194
	GENESSE & WYOMING INC-CL A	Common Stock	**	334,752
	GENTEX CORP	Common Stock	**	588,596
	GILEAD SCIENCES INC	Common Stock	**	1,508,516
	GOLDCORP INC NEW	Common Stock	**	632,561
	GOLDMAN SACHS GROUP INC	Common Stock	**	2,539,082
	GOOGLE INC CL A	Common Stock	**	4,572,599
	GRAINGER W W INC	Common Stock	**	80,948
	GREEN MTN COFFEE INC COM	Common Stock	**	144,760
	GROUP 1 AUTOMOTIVE INC	Common Stock	**	473,108
	HAEMONETICS CORP MASS	Common Stock	**	888,270
	HANGER INC	Common Stock	**	439,511
	HARLEY DAVIDSON INC	Common Stock	**	219,780
	HARMAN INTL INDS INC NEW COM	Common Stock	**	970,920
	HASBRO INC	Common Stock	**	154,370
	HCA HOLDINGS INC	Common Stock	**	147,833

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	HELIX ENERGY SOLUTIONS INC	Common Stock	**	457,052
	HERBALIFE LTD	Common Stock	**	59,292
	HERCULES OFFSHORE INC COM	Common Stock	**	493,881
	HERTZ GLOBAL HOLDINGS INC	Common Stock	**	471,277
	HESS CORP COM	Common Stock	**	307,168
	HEXCEL CORP NEW COM	Common Stock	**	1,480,778
	HIBBETT SPORTS INC COM	Common Stock	**	408,425
	HOLOGIC INC COM	Common Stock	**	1,183,152
	HOME DEPOT INC	Common Stock	**	1,453,722
	HONEYWELL INTERNATIONAL INC	Common Stock	**	546,477
	HOSPIRA INC COM	Common Stock	**	28,116
	HYATT HOTELS CORP	Common Stock	**	1,419,453
	ICON PLC - ADR SPONSORED ADR	American Depository Receipt	**	810,592
	IMPAX LABORATORIES INC	Common Stock	**	990,773
	INFOBLOX INC	Common Stock	**	270,449
	INGERSOLL-RAND PLC	Common Stock	**	316,536
	INNOPHOS HOLDINGS INC	Common Stock	**	138,570
	INSULET CORP	Common Stock	**	183,956
	INTEL CORP COMM	Common Stock	**	556,804
	INTERCONTINENTALEXCHANGE INC	Common Stock	**	185,715
	INTERNAP NETWORK SERVICES	Common Stock	**	407,378
	INTERNATIONAL BUSINESS MACHS CORP COM	Common Stock	**	1,072,680
	INTERNATIONAL GAME TECHNOLOGY	Common Stock	**	1,534,923
	INTERNATIONAL PAPER CO	Common Stock	**	282,864
	INTERPUBLIC GROUP COS INC	Common Stock	**	154,280
	INTERXION HOLDING NV	Common Stock	**	73,656
	INTUITIVE SURGICAL INC	Common Stock	**	98,074
	INVESCO LIMITED	Common Stock	**	425,267
	IPG PHOTONICS CORP	Common Stock	**	467,816

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	IRON MOUNTAIN INC	Common Stock	**	152,145
	JACK IN THE BOX, INC.	Common Stock	**	228,056
	JOHNSON & JOHNSON	Common Stock	**	1,401,299
	JOHNSON CONTROLS INC	Common Stock	**	205,690
	JPMORGAN CHASE & CO	Common Stock	**	2,367,169
	JUNIPER NETWORKS INC COM	Common Stock	**	1,463,900
	KAPSTONE PAPER AND PACKAGING C	Common Stock	**	268,100
	KELLOGG CO	Common Stock	**	547,330
	KILROY REALTY CORP COM	Common Stock	**	316,337
	KIRBY CORP	Common Stock	**	1,055,658
	KLA-TENCOR CORP COM	Common Stock	**	143,280
	KOHLS CORP	Common Stock	**	470,631
	KRAFT FOODS GROUP INC	Common Stock	**	1,472,364
	KROGER CO	Common Stock	**	327,852
	LAS VEGAS SANDS CORP COM	Common Stock	**	823,587
	LASALLE HOTEL PROPERTIES COM	Common Stock	**	559,367
	LEAR CORP	Common Stock	**	1,447,731
	LENNAR CORPORATION CLASS A COMMON	Common Stock	**	143,079
	LIBBEY INC 1 COM & 1 RT EXP 01/04/05	Common Stock	**	479,338
	LIBERTY GLOBAL INC COM SER C	Common Stock	**	903,751
	LIFE TECHNOLOGIES CORP	Common Stock	**	78,528
	LIFE TIME FITNESS INC COM	Common Stock	**	1,452,925
	LIMITED BRANDS, INC	Common Stock	**	406,128
	LINKEDIN CORP	Common Stock	**	408,185
	LITHIA MOTORS INC CL A COM	Common Stock	**	299,098
	LIVE NATION ENTERTAINMENT INC	Common Stock	**	1,175,518
	LOEWS CORP	Common Stock	**	171,150
	LOGMEIN INC	Common Stock	**	646,529
	LOUISIANA PAC CORP	Common Stock	**	181,318

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	LOWES COS INC	Common Stock	**	163,747
	LUFKIN INDS INC COM	Common Stock	**	1,124,815
	LULULEMON ATHLETICA INC	Common Stock	**	233,340
	LYONDELLBASELL INDUSTRIES NV	Common Stock	**	835,626
	MACY'S INC	Common Stock	**	284,846
	MAGELLAN HEALTH SERVICES INC	Common Stock	**	545,713
	MANHATTAN ASSOCIATES, INC COM	Common Stock	**	559,654
	MANPOWER INC WIS	Common Stock	**	1,328,584
	MARKETAXESS HLDGS INC COM	Common Stock	**	925,743
	MARSH & MCLENNAN COS INC	Common Stock	**	324,018
	MARTIN MARIETTA MATLS INC COM	Common Stock	**	207,416
	MASCO CORP	Common Stock	**	349,560
	MASTEC INC COM	Common Stock	**	633,147
	MASTERCARD INC CL A	Common Stock	**	1,835,422
	MAXIM INTEGRATED PRODS INC	Common Stock	**	913,546
	MCDERMOTT INTL INC	Common Stock	**	44,080
	MCDONALDS CORP	Common Stock	**	511,618
	MCGRAW-HILL COMPANIES INC	Common Stock	**	120,274
	MCKESSON CORP	Common Stock	**	339,360
	MERCK & CO INC NEW	Common Stock	**	1,098,461
	METLIFE INC	Common Stock	**	1,835,318
	MICHAEL KORS HOLDINGS LIMITED	Common Stock	**	621,137
	MICRON TECHNOLOGY INC	Common Stock	**	132,715
	MICROSOFT CORP	Common Stock	**	3,835,595
	MILLENNIAL MEDIA INC	Common Stock	**	246,215
	MKS INSTRS INC COM	Common Stock	**	849,451
	MONDELEZ INTERNATIONAL INC	Common Stock	**	1,495,955
	MONSANTO CO NEW	Common Stock	**	3,817,802
	MONSTER BEVERAGE CORP	Common Stock	**	163,928

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	MONSTER WORLDWIDE INC COM	Common Stock	**	386,752
	MOODYS CORP	Common Stock	**	206,312
	MORGAN STANLEY COM	Common Stock	**	1,672,159
	MORNINGSTAR INC COM	Common Stock	**	810,507
	MOSAIC CO/THE	Common Stock	**	124,586
	MOTOROLA SOLUTIONS, INC.	Common Stock	**	183,744
	MURPHY OIL CORP	Common Stock	**	267,975
	NANOMETRICS INC COM	Common Stock	**	193,242
	NATIONAL FUEL GAS CO N J	Common Stock	**	608,077
	NATIONAL INSTRS CORP COM	Common Stock	**	688,791
	NATIONAL RETAIL PPTYS INC COM	Common Stock	**	535,891
	NETAPP INC	Common Stock	**	197,945
	NETSPEND HOLDINGS INC	Common Stock	**	1,027,347
	NEUSTAR INC CL A	Common Stock	**	1,132,110
	NEWFIELD EXPL CO COM	Common Stock	**	839,874
	NEWMARKET CORP COM	Common Stock	**	633,475
	NEWMONT MINING CORP	Common Stock	**	825,796
	NEWS CORP CL A	Common Stock	**	1,870,550
	NIKE INC CL B	Common Stock	**	965,230
	NOBLE CORPORATION	Common Stock	**	181,064
	NOBLE ENERGY INC	Common Stock	**	901,213
	NORTHERN TRUST CORP	Common Stock	**	386,232
	NRG ENERGY INC COM NEW	Common Stock	**	305,767
	NUCOR CORP	Common Stock	**	155,448
	NVIDIA CORP COM	Common Stock	**	874,692
	OASIS PETROLEUM INC	Common Stock	**	506,002
	OCCIDENTAL PETE CORP	Common Stock	**	372,325
	OIL STATES INTERNATIONAL INC	Common Stock	**	269,420
	ORACLE CORPORATION	Common Stock	**	1,092,896

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	OXFORD INDS INC	Common Stock	**	731,329
	PALL CORP	Common Stock	**	66,286
	PANDORA MEDIA INC	Common Stock	**	632,502
	PARKER HANNIFIN CORP	Common Stock	**	229,662
	PDC ENERGY INC	Common Stock	**	629,628
	PEABODY ENERGY CORPORATION	Common Stock	**	1,631,220
	PEPSICO INC	Common Stock	**	1,279,641
	PFIZER INC	Common Stock	**	4,649,004
	PG&E CORP COM	Common Stock	**	241,080
	PHILIP MORRIS INTERNATIONAL IN	Common Stock	**	1,052,191
	PHILLIPS 66	Common Stock	**	350,726
	PIER I IMPORTS INC	Common Stock	**	210,860
	PINNACLE ENTERTAINMENT INC	Common Stock	**	1,768,227
	PIONEER NAT RES CO COM	Common Stock	**	613,425
	PNC FINANCIAL SERVICES GROUP	Common Stock	**	472,311
	POLYPORE INTERNATIONAL INC	Common Stock	**	1,111,350
	POTASH CORP SASK	Common Stock	**	203,450
	PPG INDUSTRIES INC	Common Stock	**	1,300,578
	PRAXAIR INC COM	Common Stock	**	445,462
	PRECISION CASTPARTS CORP	Common Stock	**	416,724
	PRICELINE COM INC COM NEW	Common Stock	**	434,840
	PROCTER & GAMBLE CO	Common Stock	**	2,399,776
	PROGRESSIVE CORP OHIO	Common Stock	**	333,380
	PUBLIC STORAGE INC COM	Common Stock	**	159,456
	PVH CORP	Common Stock	**	88,808
	QUALCOMM INC	Common Stock	**	2,102,478
	QUEST DIAGNOSTICS INC	Common Stock	**	1,021,415
	RANGE RES CORP COM	Common Stock	**	157,075
	RAYONIER INC COM	Common Stock	**	766,980

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	REALD INC	Common Stock	**	408,044
	REALPAGE INC	Common Stock	**	105,693
	RED HAT INC	Common Stock	**	323,056
	REGENERON PHARMACEUTICALS INC	Common Stock	**	184,242
	REGIONS FINL CORP NEW COM	Common Stock	**	187,256
	RENT-A-CENTER INC	Common Stock	**	593,157
	RIO TINTO PLC - ADR SPONSORED ADR	American Depository Receipt	**	174,270
	ROBERT HALF INTL INC	Common Stock	**	120,916
	ROSS STORES INC	Common Stock	**	200,355
	SALESFORCE COM INC COM	Common Stock	**	877,482
	SANDISK CORP COM	Common Stock	**	39,204
	SCHLUMBERGER LTD	Common Stock	**	2,967,968
	SCHWAB CHARLES CORP NEW	Common Stock	**	1,167,827
	SEMPRA ENERGY COM	Common Stock	**	234,102
	SEMTECH CORP COM	Common Stock	**	1,067,994
	SERVICESOURCE INTERNATIONAL LL	Common Stock	**	139,815
	SHERWIN WILLIAMS CO	Common Stock	**	656,350
	SHFL ENTERTAINMENT, INC.	Common Stock	**	25,462
	SHUTTERFLY INC	Common Stock	**	595,429
	SILGAN HLDGS INC COM	Common Stock	**	768,500
	SIMON PROPERTY GROUP INC	Common Stock	**	594,893
	SIRIUS XM RADIO, INC	Common Stock	**	385,237
	SL GREEN REALTY CORP COM	Common Stock	**	107,310
	SLM CORP	Common Stock	**	54,816
	SOUTHWESTERN ENERGY CO COM	Common Stock	**	200,460
	SPECTRA ENERGY CORP	Common Stock	**	344,988
	SPECTRUM BRANDS HOLDINGS INC	Common Stock	**	135,734
	SPLUNK INC	Common Stock	**	63,815
	STAGE STORES INC COM NEW	Common Stock	**	914,134

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	STANLEY BLACK & DECKER,INC.	Common Stock	**	133,146
	STARBUCKS CORP COM	Common Stock	**	1,280,392
	STARWOOD HOTELS & RESORTS WORLDWIDE INC COM	Common Stock	**	286,800
	STATE STREET CORP	Common Stock	**	258,555
	STERICYCLE INC COM	Common Stock	**	326,445
	STERLING FINANCIAL CORPORATION	Common Stock	**	507,969
	STIFEL FINANCIAL CORP	Common Stock	**	684,158
	STRATASYS LTD	Common Stock	**	1,502,812
	STRYKER CORP	Common Stock	**	367,294
	SUNTRUST BANKS INC	Common Stock	**	133,245
	SYMETRA FINANCIAL CORP	Common Stock	**	1,324,012
	TARGET CORP	Common Stock	**	319,518
	TD AMERITRADE HLDG CORP COM	Common Stock	**	104,222
	TEAM, INC. COMMON STOCK	Common Stock	**	304,472
	TECHNE CORP	Common Stock	**	808,121
	TECO ENERGY INC	Common Stock	**	95,532
	TELEDYNE TECHNOLOGIES INC	Common Stock	**	465,771
	TELEFLEX INC	Common Stock	**	743,407
	TERADATA CORP	Common Stock	**	400,862
	TEXAS INSTRUMENTS INC	Common Stock	**	123,760
	TEXTRON INC	Common Stock	**	156,177
	THE DIRECTV GROUP HOLDINGS CLASS A COM	Common Stock	**	195,624
	THE WENDY'S COMPANY	Common Stock	**	1,439,478
	THERMO FISHER SCIENTIFIC INC	Common Stock	**	954,723
	THOMSON REUTERS PLC	Common Stock	**	978,596
	TIM HORTONS INC	Common Stock	**	54,098
	TIME WARNER CABLE INC	Common Stock	**	563,994
	TIME WARNER INC	Common Stock	**	310,369
	TOYOTA MOTOR CORPORATION - ADR SPONSORED ADR	Common Stock	**	1,728,016

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	TRAVELERS COMPANIES, INC	Common Stock	**	50,274
	TRIMAS CORP	Common Stock	**	461,731
	TRW AUTOMOTIVE HLDGS CORP COM	Common Stock	**	150,108
	TYCO INTERNATIONAL LTD NEW	Common Stock	**	128,700
	TYSON FOODS INC CL A DEL	Common Stock	**	965,363
	UIL HOLDINGS	Common Stock	**	559,889
	ULTA SALON COSMETICS & FRAGRAN	Common Stock	**	364,839
	ULTIMATE SOFTWARE GROUP INC	Common Stock	**	679,752
	UMPQUA HOLDINGS CORP	Common Stock	**	509,752
	UNIFIRST CORP MASS	Common Stock	**	145,760
	UNION PACIFIC CORP	Common Stock	**	1,358,153
	UNITED CONTINENTAL HOLDINGS, INC.	Common Stock	**	135,604
	UNITED PARCEL SERVICE-CL B	Common Stock	**	427,634
	UNITED STS STL CORP NEW COM	Common Stock	**	780,310
	UNITED TECHNOLOGIES CORP	Common Stock	**	2,189,749
	UNITEDHEALTH GROUP INC	Common Stock	**	659,558
	UNIVERSAL HEALTH SVCS INC CL B	Common Stock	**	1,383,970
	URBAN OUTFITTERS INCORPORATED	Common Stock	**	371,165
	US BANCORP DEL NEW	Common Stock	**	709,068
	VALEANT PHARMACEUTICALS INTERNATIONAL INC NEW	Common Stock	**	640,256
	VALERO ENERGY CORP	Common Stock	**	380,438
	VALMONT INDS INC	Common Stock	**	880,748
	VERA BRADLEY INC	Common Stock	**	577,300
	VERISIGN INC COM	Common Stock	**	100,932
	VERIZON COMMUNICATIONS	Common Stock	**	718,282
	VERTEX PHARMACEUTICALS INC COM	Common Stock	**	1,052,694
	VIACOM INC NEW CL B	Common Stock	**	1,236,911
	VIEWPOINT FINANCIAL GROUP	Common Stock	**	444,200
	VISA INC-CLASS A SHRS	Common Stock	**	1,900,055

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	VIVENDI	Common Stock	**	1,578,236
	VORNADO REALTY TRUST	Common Stock	**	328,328
	VULCAN MATLS CO	Common Stock	**	119,715
	WABTEC CORP	Common Stock	**	1,235,627
	WADDELL & REED FINANCIAL INC COM CLASS A	Common Stock	**	1,140,355
	WAL MART STORES INC	Common Stock	**	2,388,323
	WALT DISNEY CO	Common Stock	**	753,821
	WATSON PHARMACEUTICALS INC COM	Common Stock	**	390,612
	WELLPOINT INC COM	Common Stock	**	291,807
	WELLS FARGO & CO	Common Stock	**	2,701,006
	WEYERHAEUSER CO	Common Stock	**	187,674
	WHIRLPOOL CORP	Common Stock	**	379,935
	WHOLE FOODS MKT INC	Common Stock	**	868,183
	WILLIAMS COS INC	Common Stock	**	373,236
	WILLIS GROUP HOLDINGS PLC	Common Stock	**	184,415
	WINTRUST FINL CORP	Common Stock	**	714,402
	WPX ENERGY INC	Common Stock	**	122,998
	XILINX INC	Common Stock	**	1,335,839
	XL GROUP PLC	Common Stock	**	521,248
	XYLEM INC/NY	Common Stock	**	1,058,147
	YUM BRANDS INC COM	Common Stock	**	563,470
	ZAGG INCORPORATED	Common Stock	**	408,973
	ZIMMER HOLDINGS INC	Common Stock	**	213,312
	ZIONS BANCORP	Common Stock	**	121,980
	BLACKROCK EQUITY INDEX NL FUND F	Common Collective Trust	**	11,199,709
	BLACKROCK US TIPS NON LENDABLE FD F	Common Collective Trust	**	10,114,145
	BLACKROCK US DEBT INDEX NON LENDABLE FD F	Common Collective Trust	**	41,205,571
	BLACKROCK ACWI EX-US INDEX NON LENDABLE FD F	Common Collective Trust	**	42,198,684
	BLACKROCK RUSSELL 2000 INDEX NL FUND F	Common Collective Trust	**	8,563,178

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	INTECH INSTITUTIONAL LARGE CAP GROWTH FUND	Common Collective Trust	**	37,040,444
	JPMCB INTERNATIONAL BOND FUND	Common Collective Trust	**	1,010,524
	JPMCB MORTGAGE PRIVATE PLACEMENT FUND	Common Collective Trust	**	6,460,830
	JPMCB PUBLIC BONDS FUND	Common Collective Trust	**	77,237,631
	JPMCB SMARTINDEX FUND	Common Collective Trust	**	105,689,502
	JPMCB SMARTRETIREMENT 2015 C10 CLASS	Common Collective Trust	**	60,988,303
	JPMCB SMARTRETIREMENT 2020 FUND C10 CLASS	Common Collective Trust	**	91,544,424
	JPMCB SMARTRETIREMENT 2025 FUND C10 CLASS	Common Collective Trust	**	46,739,660
	JPMCB SMARTRETIREMENT 2030 FUND C10 CLASS	Common Collective Trust	**	54,790,497
	JPMCB SMARTRETIREMENT 2035 FUND C10 CLASS	Common Collective Trust	**	20,233,440
	JPMCB SMARTRETIREMENT 2040 FUND C10 CLASS	Common Collective Trust	**	14,976,474
	JPMCB SMARTRETIREMENT 2045 FUND C10 CLASS	Common Collective Trust	**	10,953,127
	JPMCB SMARTRETIREMENT 2050 FUND C10 CLASS	Common Collective Trust	**	8,117,935
	JPMCB SMARTRETIREMENT INCOME FUND C10 CLASS	Common Collective Trust	**	62,713,320
	AMERICAN NEW PERSPECTIVE FUND #7	Registered Investment Company	**	92,637,671
	DODGE & COX INTERNATIONAL STOCK FUND #1048	Registered Investment Company	**	16,142,322
	EATON VANCE LARGE-CAP VALUE FUND CLASS I #0223	Registered Investment Company	**	60,128,303
	ISHARES RUSSELL 2000 VALUE INDEX FUND	Registered Investment Company	**	881,881
	JPMORGAN U.S.LARGE CAP CORE PLUS-S #1002	Registered Investment Company	**	15,942,722
	PYRAMID SHORT MANAGED MATURING FUND	Common Collective Trust	**	92,596,821
	PYRAMID INTERMEDIATE MANAGED MATURING FUND	Common Collective Trust	**	87,819,886
	PYRAMID INTERMEDIATE FIXED INCOME FUND	Common Collective Trust	**	371,084,405
	BANK OF AMERICA GUARANTEED INVESTMENT CONTRACT	Bank Investment Contract Interest 4.03% Guaranteed Investment Contract	**	472,575
	JACKSON NATIONAL LIFE INSURANCE CO. GUARANTEED INVESTMENT CONTRACT	Insurance Company General Account 2.786% Guaranteed Investment Contract	**	1,284,448
	MONUMENTAL LIFE INSURANCE GUARANTEED INVESTMENT CONTRACT	Insurance Company General Account 2.786% Guaranteed Investment Contract	**	140,035
	EXELIS BROKERAGE WINDOW	Other	**	10,706,695
	ABBVIE INC	Corporate Bond 1.20 November, 6 2015	**	1,547,967
	ABU DHABI NATIONAL ENERG	Corporate Bond 3.62 January, 12 2023	**	381,808
	ACTAVIS INC	Corporate Bond 3.25 October, 1 2022	**	185,199

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	ACTAVIS INC	Corporate Bond 1.88 October, 1 2017	**	269,713
	AETNA INC	Corporate Bond 2.75 November, 15 2022	**	154,363
	ALTRIA GROUP INC	Corporate Bond 2.85 August, 9 2022	**	520,401
	AMAZON.COM INC	Corporate Bond 2.50 November, 29 2022	**	172,872
	AMERICA MOVIL SAB DE CV	Corporate Bond 3.12 July, 16 2022	**	216,695
	AMERICA MOVIL SAB DE CV	Corporate Bond 5.00 March, 30 2020	**	288,147
	AMERICAN INTL GROUP	Corporate Bond 6.40 December, 15 2020	**	391,747
	ANADARKO PETROLEUM CORP	Corporate Bond 6.38 September, 15 2017	**	388,245
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 5.38 January, 15 2020	**	12,418
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 1.38 July, 15 2017	**	289,797
	APACHE CORP	Corporate Bond 2.62 January, 15 2023	**	370,061
	AT&T INC	Corporate Bond 4.45 May, 15 2021	**	168,279
	AT&T INC	Corporate Bond 2.62 December, 1 2022	**	917,840
	BALTIMORE GAS & ELECTRIC	Corporate Bond 2.80 August, 15 2022	**	250,735
	BANCO DO BRASIL (CAYMAN)	Corporate Bond 3.88 October, 10 2022	**	258,498
	BANK OF AMERICA CORP	Corporate Bond 3.62 March, 17 2016	**	331,721
	BANK OF AMERICA CORP	Corporate Bond 4.50 April, 1 2015	**	296,223
	BANK OF AMERICA CORP	Corporate Bond 3.75 July, 12 2016	**	168,412
	BANK OF AMERICA CORP	Corporate Bond 5.70 January, 24 2022	**	18,411
	BANK OF AMERICA CORP	Corporate Bond 3.88 March, 22 2017	**	887,094
	BANK OF AMERICA CORP	Corporate Bond 5.65 May, 1 2018	**	187,658
	BANK OF MONTREAL	Corporate Bond .80 November, 6 2015	**	264,945
	BARCLAYS BANK PLC	Corporate Bond 2.75 February, 23 2015	**	297,999
	BARCLAYS BANK PLC	Corporate Bond 6.05 December, 4 2017	**	361,051
	BARRICK NA FINANCE LLC	Corporate Bond 4.40 May, 30 2021	**	271,065
	BAT INTL FINANCE PLC	Corporate Bond 3.25 June, 7 2022	**	182,789
	BERKSHIRE HATHAWAY FIN	Corporate Bond 3.00 May, 15 2022	**	266,648
	BP CAPITAL MARKETS PLC	Corporate Bond 3.24 May, 6 2022	**	312,247
	BURLINGTN NORTH SANTA FE	Corporate Bond 3.05 September, 1 2022	**	302,847

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	CAIXA ECONOMICA FEDERAL	Corporate Bond 2.38 November, 6 2017	**	403,459
	CAIXA ECONOMICA FEDERAL	Corporate Bond 3.50 November, 7 2022	**	244,307
	CAPITAL ONE FINANCIAL CO	Corporate Bond 4.75 July, 15 2021	**	82,255
	CENOVUS ENERGY INC	Corporate Bond 3.00 August, 15 2022	**	98,086
	CENOVUS ENERGY INC	Corporate Bond 4.50 September, 15 2014	**	623,019
	CITIGROUP INC	Corporate Bond 6.38 August, 12 2014	**	259,737
	CITIGROUP INC	Corporate Bond 5.50 October, 15 2014	**	59,645
	CITIGROUP INC	Corporate Bond 5.38 August, 9 2020	**	551,839
	CITIGROUP INC	Corporate Bond .55 June, 9 2016	**	397,022
	COMCAST CORP	Corporate Bond 6.30 November, 15 2017	**	185,222
	CREDIT SUISSE NEW YORK	Corporate Bond 5.00 May, 15 2013	**	317,084
	CVS CAREMARK CORP	Corporate Bond 4.12 May, 15 2021	**	458,946
	DAIMLER FINANCE NA LLC	Corporate Bond 1.08 April, 10 2014	**	844,650
	DCP MIDSTREAM LLC	Corporate Bond 9.75 March, 15 2019	**	216,245
	DEUTSCHE TELEKOM INT FIN	Corporate Bond 2.25 March, 6 2017	**	423,397
	DEVON ENERGY CORPORATION	Corporate Bond 3.25 May, 15 2022	**	162,416
	DIRECTV HOLDINGS/FING	Corporate Bond 5.00 March, 1 2021	**	318,765
	DIRECTV HOLDINGS/FING	Corporate Bond 3.80 March, 15 2022	**	203,355
	DNB BANK ASA	Corporate Bond 3.20 April, 3 2017	**	359,416
	DOMINION RESOURCES INC	Corporate Bond 5.20 August, 15 2019	**	211,474
	DR PEPPER SNAPPLE GROUP	Corporate Bond 2.70 November, 15 2022	**	139,516
	DUKE ENERGY CORP	Corporate Bond 3.05 August, 15 2022	**	123,518
	EATON CORP	Corporate Bond 1.50 November, 2 2017	**	326,219
	ENERGY TRANSFER PARTNERS	Corporate Bond 5.20 February, 1 2022	**	261,535
	ENTERGY ARKANSAS INC	Corporate Bond 3.75 February, 15 2021	**	210,534
	ENTERPRISE PRODUCTS OPER	Corporate Bond 3.70 June, 1 2015	**	442,280
	EOG RESOURCES INC	Corporate Bond 2.62 March, 15 2023	**	390,825
	EURASIAN DEVELOPMENT BAN	Corporate Bond 7.38 September, 29 2014	**	111,635
	EXPRESS SCRIPTS HOLDING	Corporate Bond 4.75 November, 15 2021	**	416,426

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FORD MOTOR CREDIT CO LLC	Corporate Bond 3.00 June, 12 2017	**	421,893
	FORD MOTOR CREDIT CO LLC	Corporate Bond 4.25 September, 20 2022	**	240,462
	FORD MOTOR CREDIT CO LLC	Corporate Bond 2.75 May, 15 2015	**	312,346
	GENERAL ELEC CAP CORP	Corporate Bond 4.38 September, 16 2020	**	869,181
	GENERAL ELECTRIC CO	Corporate Bond 5.25 December, 6 2017	**	136,021
	GENERAL ELECTRIC CO	Corporate Bond .85 October, 9 2015	**	502,731
	GILEAD SCIENCES INC	Corporate Bond 4.50 April, 1 2021	**	219,280
	GLAXOSMITHKLINE CAPITAL	Corporate Bond 2.85 May, 8 2022	**	250,283
	GOLDMAN SACHS GROUP INC	Corporate Bond 5.75 January, 24 2022	**	217,312
	GOLDMAN SACHS GROUP INC	Corporate Bond 6.15 April, 1 2018	**	232,078
	GOLDMAN SACHS GROUP INC	Corporate Bond 5.95 January, 18 2018	**	279,799
	GOLDMAN SACHS GROUP INC	Corporate Bond 3.30 May, 3 2015	**	288,083
	HCP INC	Corporate Bond 5.38 February, 1 2021	**	232,230
	HEWLETT-PACKARD CO	Corporate Bond 4.30 June, 1 2021	**	134,202
	HSBC BANK PLC	Corporate Bond 4.12 August, 12 2020	**	129,822
	HSBC BANK PLC	Corporate Bond 3.10 May, 24 2016	**	201,487
	HSBC USA INC	Corporate Bond 2.38 February, 13 2015	**	544,808
	HUMANA INC	Corporate Bond 3.15 December, 1 2022	**	283,936
	HUTCH WHAMPOA INT 11 LTD	Corporate Bond 3.50 January, 13 2017	**	242,426
	JOHN DEERE CAPITAL CORP	Corporate Bond 4.50 April, 3 2013	**	326,892
	KINDER MORGAN ENER PART	Corporate Bond 3.95 September, 1 2022	**	422,145
	KRAFT FOODS GROUP INC	Corporate Bond 1.62 June, 4 2015	**	213,987
	LIBERTY PROPERTY LP	Corporate Bond 3.38 June, 15 2023	**	99,143
	LOCKHEED MARTIN CORP	Corporate Bond 2.12 September, 15 2016	**	171,988
	MACYS RETAIL HLDGS INC	Corporate Bond 2.88 February, 15 2023	**	368,470
	MATTEL INC	Corporate Bond 2.50 November, 1 2016	**	187,993
	MCKESSON CORP	Corporate Bond 2.70 December, 15 2022	**	90,212
	MET LIFE GLOB FUNDING I	Corporate Bond 5.12 April, 10 2013	**	317,457
	MICROSOFT CORP	Corporate Bond .88 November, 15 2017	**	139,447

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	MIDAMERICAN ENERGY CO	Corporate Bond 5.95 July, 15 2017	**	147,392
	MONDELEZ INTERNATIONAL	Corporate Bond 5.38 February, 10 2020	**	153,539
	MONDELEZ INTERNATIONAL	Corporate Bond 6.00 February, 11 2013	**	1,141,832
	MORGAN STANLEY	Corporate Bond 5.50 January, 26 2020	**	131,729
	MORGAN STANLEY	Corporate Bond 5.75 January, 25 2021	**	116,695
	MORGAN STANLEY	Corporate Bond 5.50 July, 28 2021	**	202,781
	MORGAN STANLEY	Corporate Bond 5.55 April, 27 2017	**	262,848
	MORGAN STANLEY	Corporate Bond 5.45 January, 9 2017	**	90,610
	MYLAN INC	Corporate Bond 3.12 January, 15 2023	**	178,604
	NBCUNIVERSAL MEDIA LLC	Corporate Bond 4.38 April, 1 2021	**	482,069
	NEVADA POWER CO	Corporate Bond 7.12 March, 15 2019	**	221,541
	NEWCREST FINANCE PTY LTD	Corporate Bond 4.20 October, 1 2022	**	135,069
	NISOURCE FINANCE CORP	Corporate Bond 4.45 December, 1 2021	**	236,227
	NORDEA BANK AB	Corporate Bond 4.25 September, 21 2022	**	208,360
	ONEOK PARTNERS LP	Corporate Bond 3.38 October, 1 2022	**	257,293
	ORACLE CORP	Corporate Bond 2.50 October, 15 2022	**	451,049
	PACIFICORP	Corporate Bond 5.65 July, 15 2018	**	99,811
	PENTAIR FINANCE SA	Corporate Bond 3.15 September, 15 2022	**	151,195
	PETROLEOS MEXICANOS	Corporate Bond 5.50 January, 21 2021	**	893,958
	PHILIP MORRIS INTL INC	Corporate Bond 1.12 August, 21 2017	**	510,443
	PHILLIPS 66	Corporate Bond 4.30 April, 1 2022	**	439,986
	PNC BANK NA	Corporate Bond 2.70 November, 1 2022	**	266,455
	PPL CAPITAL FUNDING INC	Corporate Bond 3.50 December, 1 2022	**	76,896
	PPL WEM HOLDINGS PLC	Corporate Bond 5.38 May, 1 2021	**	260,741
	PRUDENTIAL FINANCIAL INC	Corporate Bond 7.38 June, 15 2019	**	286,457
	ROCHE HLDGS INC	Corporate Bond 6.00 March, 1 2019	**	215,015
	ROYAL BK OF SCOTLAND PLC	Corporate Bond 4.88 March, 16 2015	**	266,633
	SABMILLER HOLDINGS INC	Corporate Bond 2.45 January, 15 2017	**	321,376
	SEMPRA ENERGY	Corporate Bond 2.88 October, 1 2022	**	136,373

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	SHELL INTERNATIONAL FIN	Corporate Bond 1.12 August, 21 2017	**	191,663
	SHELL INTERNATIONAL FIN	Corporate Bond 3.10 June, 28 2015	**	211,924
	SHELL INTERNATIONAL FIN	Corporate Bond 2.25 January, 6 2023	**	267,164
	SIMON PROPERTY GROUP LP	Corporate Bond 2.75 February, 1 2023	**	135,069
	SOCIETE GENERALE	Corporate Bond 2.75 October, 12 2017	**	255,814
	STANDARD CHARTERED PLC	Corporate Bond 3.20 May, 12 2016	**	316,760
	SUNCOR ENERGY INC	Corporate Bond 6.10 June, 1 2018	**	508,334
	SVENSKA HANDELSBANKEN AB	Corporate Bond 4.88 June, 10 2014	**	609,272
	SWEDBANK AB	Corporate Bond 2.12 September, 29 2017	**	395,415
	SWISS RE TREASURY (US)	Corporate Bond 2.88 December, 6 2022	**	180,496
	TEVA PHARMACEUT FIN BV	Corporate Bond 2.95 December, 18 2022	**	420,239
	TIME WARNER CABLE INC	Corporate Bond 4.00 September, 1 2021	**	394,404
	TIME WARNER CABLE INC	Corporate Bond 7.50 April, 1 2014	**	677,917
	TIME WARNER INC	Corporate Bond 4.75 March, 29 2021	**	296,144
	TOTAL CAPITAL INTL SA	Corporate Bond 2.70 January, 25 2023	**	256,482
	TRANSOCEAN INC	Corporate Bond 3.80 October, 15 2022	**	150,268
	TRANSOCEAN INC	Corporate Bond 6.38 December, 15 2021	**	231,447
	UNITEDHEALTH GROUP INC	Corporate Bond 2.75 February, 15 2023	**	111,569
	UNITEDHEALTH GROUP INC	Corporate Bond 3.88 October, 15 2020	**	240,015
	VALE OVERSEAS LIMITED	Corporate Bond 4.62 September, 15 2020	**	76,588
	VALE OVERSEAS LIMITED	Corporate Bond 4.38 January, 11 2022	**	408,161
	VENTAS REALTY LP/CAP CRP	Corporate Bond 4.25 March, 1 2022	**	166,565
	VERIZON COMMUNICATIONS	Corporate Bond 4.60 April, 1 2021	**	129,659
	VERIZON COMMUNICATIONS	Corporate Bond 5.25 April, 15 2013	**	415,033
	VERIZON COMMUNICATIONS	Corporate Bond 2.00 November, 1 2016	**	119,401
	VERIZON COMMUNICATIONS	Corporate Bond 2.45 November, 1 2022	**	170,682
	VIACOM INC	Corporate Bond 3.12 June, 15 2022	**	230,667
	WACHOVIA BANK NA	Corporate Bond .68 November, 3 2014	**	463,163
	WELLS FARGO & COMPANY	Corporate Bond 3.68 June, 15 2016	**	720,672

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	WPP FINANCE 2010	Corporate Bond 3.62 September, 7 2022	**	85,523
	XCEL ENERGY INC	Corporate Bond 4.70 May, 15 2020	**	276,228
	XEROX CORPORATION	Corporate Bond 4.50 May, 15 2021	**	244,857
	XSTRATA FINANCE CANADA	Corporate Bond 4.00 October, 25 2022	**	264,717
	UNITED STATES DOLLAR DOLLARS	Cash	**	(6,193,261)
	CBT US T LONG BOND	US Treasury Note Futures 0 March, 21 2012	**	1,750
	US 10YR T NOTE	US Treasury Note Futures 0 March, 21 2012	**	7,391
	US 5YR NOTE (CBT) MAR13	US Treasury Note Futures 0 March, 28 2013	**	62
	US ULTRA BOND(CBT MAR13	US Treasury Note Futures 0 March, 19 2013	**	2,562
	FANNIE MAE	Federal National Mortgage Association 4.62 May, 1 2013	**	915,145
	FANNIE MAE	Federal National Mortgage Association .00 June, 1 2017	**	1,313,641
	FARMER MAC GTD TR 07-1	Federal Agricultural Mortgage Corporation 5.12 April, 19 2017	**	1,422,065
	KINGDOM OF MOROCCO	Federal Agricultural Mortgage Corporation 4.25 December, 11 2022	**	757,396
	TENN VALLEY AUTHORITY	Tennessee Valley Authority 5.25 September, 15 2039	**	379,385
	TREASURY BILL	Short Term US Treasury - March 15, 2012	**	154,997
	TSY INFL IX N/B	US Treasury .12 July, 15 2022	**	781,153
	US TREASURY N/B	US Treasury .75 December, 31 2017	**	1,001,682
	US TREASURY N/B	US Treasury 1.00 November, 30 2019	**	1,956,611
	US TREASURY N/B	US Treasury 2.38 February, 28 2015	**	5,801,361
	US TREASURY N/B	US Treasury .25 December, 15 2015	**	6,788,582
	US TREASURY N/B	US Treasury .25 August, 31 2014	**	13,620,271
	US TREASURY N/B	US Treasury .62 November, 30 2017	**	6,947,426
	US TREASURY N/B	US Treasury 1.25 January, 31 2019	**	204,651
	US TREASURY N/B	US Treasury 1.38 September, 30 2018	**	5,269,842
	US TREASURY N/B	US Treasury 2.75 November, 15 2042	**	748,465
	AMCAR 2011-2 A2	Asset Backed Security - Auto Prime Quality - .90 September, 8 2014	**	19,698
	ARMT 2005-1 5A2	Collateralized Mortgage Obligation - Floater 0.86 May 25, 2035	**	4,587
	BACM 2005-4 A5B	Commercial Mortgage Backed Security - 5.00 July, 10 2045	**	359,945
	BACM 2006-2 A4	Commercial Mortgage Backed Security - 5.73 May, 10 2045	**	690,266

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	BAMLL 2012-PARK A	Commercial Mortgage Backed Security - 2.96 December, 10 2030	**	186,701
	BOAMS 2004-5 3A2	Collateralized Mortgage Obligation - 4.75 June 25 2019	**	80,805
	BSCMS 2006-PW12 A4	Commercial Mortgage Backed Security - 5.72 September, 11 2038	**	252,884
	BSCMS 2006-PW13 AM	Commercial Mortgage Backed Security - 5.58 September, 11 2041	**	409,421
	BSCMS 2006-PW14 A4	Commercial Mortgage Backed Security - 5.20 December, 11 2038	**	442,867
	BSCMS 2006-PW14 AM	Commercial Mortgage Backed Security - 5.24 December, 11 2038	**	202,515
	BSCMS 2007-PW16 AM	Commercial Mortgage Backed Security - 5.72 June, 11 2040	**	316,528
	CD 2007-CD5 AM	Commercial Mortgage Backed Security - 6.12 November, 15 2044	**	252,274
	CGCMT 2005-C3 A4	Commercial Mortgage Backed Security - 4.86 May, 15 2043	**	389,375
	COMM 2012-CR3 A3	Commercial Mortgage Backed Security - 2.82 November, 15 2045	**	422,111
	CSFB 2004-AR8 2A1	Comm Pty - Securities 2.81 September 25, 2034	**	116,280
	CSMC 2006-C1 A4	Commercial Mortgage Backed Security - 5.40 February, 15 2039	**	345,506
	CWL 2004-1 3A	Asset Backed Security - Home Equity - .76 April, 25 2034	**	1,075
	FG A29420	Federal Home Loan Mortgage Corporation 30 year 6.00 January 1, 2035	**	48,140
	FG E04124	Federal Home Loan Mortgage Corporation 15yr 2.50 December, 1 2027	**	78,408
	FG J10982	Federal Home Loan Mortgage Corporation 15 year 4.50 October 1, 2024	**	464,449
	FG J21351	Federal Home Loan Mortgage Corporation 15yr 2.50 December, 1 2027	**	31,430
	FG Q08052	Federal Home Loan Mortgage Corporation 30yr 3.50 May, 1 2042	**	39,102
	FG Q08150	Federal Home Loan Mortgage Corporation 30yr 3.50 May, 1 2042	**	22,202
	FG Q08418	Federal Home Loan Mortgage Corporation 30yr 3.50 May, 1 2042	**	254,545
	FG Q08907	Federal Home Loan Mortgage Corporation 30yr 3.50 June, 1 2042	**	22,259
	FG Q09073	Federal Home Loan Mortgage Corporation 30yr 3.50 May, 1 2042	**	15,905
	FG Q09728	Federal Home Loan Mortgage Corporation 30yr 3.50 July, 1 2042	**	85,376
	FG Q10023	Federal Home Loan Mortgage Corporation 30yr 3.50 August, 1 2042	**	188,480
	FG Q10324	Federal Home Loan Mortgage Corporation 30yr 3.50 August, 1 2042	**	222,600
	FG Q10532	Federal Home Loan Mortgage Corporation 30yr 3.50 August, 1 2042	**	64,073
	FGLMC 3.5 1/13	Federal Home Loan Mortgage Corporation Gold 30yr 3.50 January, 1 2043	**	127,603
	FGLMC 4 1/13	Federal Home Loan Mortgage Corporation Gold 30yr 4.00 January, 1 2043	**	1,526,525
	FGLMC 4.5 1/13	Federal Home Loan Mortgage Corporation Gold 30yr 4.50 January, 1 2043	**	386,269

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FGLMC 5 1/13	Federal Home Loan Mortgage Corporation Gold 30yr 5.00 January, 1 2043	**	1,151,253
	FGLMC 5.5 1/13	Federal Home Loan Mortgage Corporation Gold 30yr 5.50 January, 1 2043	**	64,753
	FH 1B3170	Federal Home Loan Mortgage Corporation 7 year hybrid 2.92 November 1, 2036	**	207,711
	FH 1G1999	Federal Home Loan Mortgage Corporation 7 year hybrid 5.32 June 1, 2037	**	12,662
	FH 1G2061	Federal Home Loan Mortgage Corporation 7 year hybrid 5.42 July 1, 2037	**	27,838
	FH 1J0453	Federal Home Loan Mortgage Corporation 7 year hybrid 5.57 June 1, 2037	**	11,563
	FH 1J1749	Federal Home Loan Mortgage Corporation 7 year hybrid 5.51 June 1, 2037	**	106,215
	FH 782758	Federal Home Loan Mortgage Corporation 7 year hybrid 5.76 November 1, 2036	**	92,490
	FHR 2475 F	Collateralized Mortgage Obligation - 1.20 February, 15 2032	**	157,016
	FHR 3036 NS	Collateralized Mortgage Obligation - 7.00 August, 15 2035	**	11,625
	FHS 237 S23	Collateralized Mortgage Obligation - 6.90 May, 15 2036	**	23,251
	FHS 240 S22	Collateralized Mortgage Obligation - 6.95 July, 15 2036	**	68,326
	FN 745327	Federal National Mortgage Association 30 year 6.00 March 1, 2036	**	394,077
	FN 889568	Federal National Mortgage Association 15 year 5.50 March 1, 2020	**	599,898
	FN 984281	Federal National Mortgage Association 30 year 6.00 May 1, 2038	**	547,973
	FN AB4051	Federal National Mortgage Association 30yr 4.00 December, 1 2041	**	1,029,279
	FN AC6082	Federal National Mortgage Association 15 year 4.50 November 1, 2024	**	313,793
	FN AD0249	Federal National Mortgage Association 30 year 5.5 April 1, 2037	**	557,872
	FN AI9856	Federal National Mortgage Association 30 year 5.00 September 1, 2041	**	1,047,179
	FN AK4520	Federal National Mortgage Association 30yr 4.00 March, 1 2042	**	1,457,495
	FN AK6321	Federal National Mortgage Association 30yr 3.50 March, 1 2042	**	30,797
	FN AK7656	Federal National Mortgage Association 30yr 3.50 March, 1 2042	**	26,913
	FN AK8296	Federal National Mortgage Association 30yr 3.50 September, 1 2042	**	95,852
	FN AL1064	Federal National Mortgage Association 30 year 6.50 October 1, 2039	**	357,872
	FN AL1719	Federal National Mortgage Association 15yr 3.00 May, 1 2027	**	162,913
	FN AO1202	Federal National Mortgage Association 15yr 3.00 June, 1 2027	**	180,937
	FN AO2546	Federal National Mortgage Association 15yr 3.00 May, 1 2027	**	298
	FN AO7844	Federal National Mortgage Association 30yr 3.50 August, 1 2042	**	83,459
	FN AP4093	Federal National Mortgage Association 30yr 3.50 September, 1 2042	**	117,881

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	FN AP4392	Federal National Mortgage Association 30yr 3.50 August, 1 2042	**	64,244
	FN AP7417	Federal National Mortgage Association 30yr 3.50 October, 1 2042	**	96,627
	FN AQ4576	Federal National Mortgage Association 30yr 3.50 December, 1 2042	**	43,028
	FN AQ7004	Federal National Mortgage Association 30yr 3.50 December, 1 2042	**	247,694
	FN AQ7046	Federal National Mortgage Association 30yr 3.50 December, 1 2042	**	53,882
	FNCI 2.5 1/13	Federal National Mortgage Association 15yr 2.50 January, 1 2028	**	2,478,131
	FNCI 3.5 1/13	Federal National Mortgage Association 15yr 3.50 January, 1 2028	**	1,347,192
	FNCI 5 1/13	Federal National Mortgage Association 15yr 5.00 January, 1 2028	**	476,231
	FNCL 3 1/13	Federal National Mortgage Association 30yr 3.00 January, 1 2043	**	6,805,542
	FNCL 3.5 1/13	Federal National Mortgage Association 30yr 3.50 January, 1 2043	**	1,268,698
	FNCL 4 1/13	Federal National Mortgage Association 30yr 4.00 January, 1 2043	**	1,136,188
	FNCL 4.5 1/13	Federal National Mortgage Association 30yr 4.50 January, 1 2043	**	2,997,542
	FNCL 5 1/13	Federal National Mortgage Association 30yr 5.00 January, 1 2043	**	216,625
	FNCL 5.5 1/13	Federal National Mortgage Association 30yr 5.50 January, 1 2043	**	1,173,319
	FNCL 6.5 1/13	Federal National Mortgage Association 30yr 6.50 January, 1 2043	**	500,977
	FNR 2002-81 SJ	Collateralized Mortgage Obligation - 7.30 April, 25 2032	**	1,085
	FNW 2003-W6 1A41	Collateralized Mortgage Obligation - 5.40 October, 25 2042	**	186,227
	G2 4559	Government National Mortgage Association II 30yr 5.00 October, 20 2039	**	1,009,462
	G2 4679	Government National Mortgage Association II 30 year 5.00 Apr 20, 2040	**	479,796
	G2 4833	Government National Mortgage Association II 30yr 4.00 October, 20 2040	**	198,879
	G2 4834	Government National Mortgage Association II 30 year 4.50 October 20, 2040	**	2,128,554
	G2 MA0319	Government National Mortgage Association II 30yr 4.00 August, 20 2042	**	988
	GCCFC 2005-GG3 A4	Commercial Mortgage Backed Security - 4.80 August, 10 2042	**	671,366
	GN 713334	Government National Mortgage Association 30 year 4.50 May 15, 2039	**	200,207
	GNR 2009-103 PD	Collateralized Mortgage Obligation - 4.50 March, 20 2038	**	216,960
	GNR 2010-73 CA	Collateralized Mortgage Obligation - 4.50 August, 20 2035	**	363,507
	GNR 2011-52 LV	Collateralized Mortgage Obligation - 4.00 July, 20 2034	**	324,784
	GNSF 3 1/13	Government National Mortgage Association 30yr 3.00 January, 1 2043	**	5,022,528
	GNSF 3.5 1/13	Government National Mortgage Association 30yr 3.50 January, 1 2043	**	1,825,031

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	GSMS 2006-GG8 A4	Commercial Mortgage Backed Security - 5.56 November, 10 2039	**	1,134,911
	GSMS 2006-GG8 AM	Commercial Mortgage Backed Security - 5.59 November, 10 2039	**	366,603
	JPMCC 2005-LDP2 ASB	Commercial Mortgage Backed Security - 4.66 July, 15 2042	**	328,196
	LBFRC 2006-LLFA A2	Commercial Mortgage Backed Security - .32 September, 15 2021	**	141,632
	LBUBS 2003-C8 A4	Commercial Mortgage Backed Security - 5.12 November, 15 2032	**	1,358,747
	LBUBS 2005-C3 A5	Commercial Mortgage Backed Security - 4.74 July, 15 2030	**	206,149
	LBUBS 2006-C6 A4	Commercial Mortgage Backed Security - 5.37 September, 15 2039	**	1,308,327
	MEDL 2005-2G A	Asset Backed Security - Global - .53 August 22, 2036	**	87,522
	MLCFC 2006-4 AM	Commercial Mortgage Backed Security - 5.20 December, 12 2049	**	432,868
	MLMT 2005-CIP1 A4	Commercial Mortgage Backed Security - 5.05 July, 12 2038	**	188,225
	MLMT 2005-CIP1 AM	Commercial Mortgage Backed Security - 5.11 July, 12 2038	**	32,849
	MLMT 2006-C1 A4	Commercial Mortgage Backed Security - 5.69 May, 12 2039	**	512,577
	MSBAM 2012-C6 A4	Commercial Mortgage Backed Security - 2.86 November, 15 2045	**	321,174
	MSC 2006-HQ10 A4	Commercial Mortgage Backed Security - 5.33 November, 12 2041	**	436,872
	MSC 2006-HQ10 AM	Commercial Mortgage Backed Security - 5.36 November, 12 2041	**	386,277
	MSC 2006-HQ8 AM	Commercial Mortgage Backed Security - 5.47 March, 12 2044	**	94,305
	MSC 2006-IQ12 A4	Commercial Mortgage Backed Security - 5.33 December, 15 2043	**	860,545
	MSC 2007-IQ16 AM	Commercial Mortgage Backed Security - 6.10 December, 12 2049	**	717,697
	MSRR 2009-GG10 A4A	Commercial Mortgage Backed Security - 5.79 August, 12 2045	**	1,206,701
	OOMLT 2005-4 A3	Asset Backed Security - Home Equity - .46 November, 25 2035	**	38,412
	RAMP 2006-EFC1 A2	Asset Backed Security - Home Equity - .40 February, 25 2036	**	41,182
	WBCMT 2003-C8 A4	Commercial Mortgage Backed Security - 4.96 November, 15 2035	**	586,055
	WBCMT 2005-C18 A4	Commercial Mortgage Backed Security - 4.93 April, 15 2042	**	250,435
	WBCMT 2005-C18 AJ2	Commercial Mortgage Backed Security - 5.02 April, 15 2042	**	536,983
	WBCMT 2005-C21 A4	Commercial Mortgage Backed Security - 5.24 October, 15 2044	**	835,853
	WBCMT 2006-C23 A4	Commercial Mortgage Backed Security - 5.42 January, 15 2045	**	669,673
	WBCMT 2006-C25 A4	Commercial Mortgage Backed Security - 5.73 May, 15 2043	**	269,292
	WBCMT 2006-C25 A5	Commercial Mortgage Backed Security - 5.73 May, 15 2043	**	636,226
	WBCMT 2006-C26 AM	Commercial Mortgage Backed Security - 5.77 June, 15 2045	**	317,628

EXELIS SALARIED INVESTMENT AND SAVINGS PLAN    EIN: 45-2083813
SCHEDULE H, PART IV, LEVEL 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        PN: 100
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	(c ) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	WBCMT 2006-C27 AM	Commercial Mortgage Backed Security - 5.80 July, 15 2045	**	257,042
	WFHET 2004-2 AI6	Asset Backed Security - Home Equity - 5.00 October, 25 2034	**	264,246
	WFRBS 2012-C10 A3	Commercial Mortgage Backed Security - 2.88 December, 15 2045	**	217,321
	CA TXB-VAR PURP	Municipal 7.55 April, 1 2039	**	79,962
	IL ST TXB	Municipal 5.10 June, 1 2033	**	79,271
	TOTAL			2,062,208,200

*	Party-in-interest to the Plan
**	Cost information is not required for participant directed investments and, therefore, is not included.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-183462 and No. 333-177605 on Forms S-8 of Exelis Inc. of our report dated June 21, 2013, relating to our audits of the financial statements and supplemental schedule of Exelis Salaried Investment and Savings Plan, which appears in this Annual Report on Form 11-K of Exelis Salaried Investment and Savings Plan for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP
McLean, VA
June 21, 2013